                                                                December 6, 1999


                          GT INTERACTIVE SOFTWARE CORP.
                                417 Fifth Avenue
                            New York, New York 10016


                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14(f)-1 THEREUNDER

                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                     IN CONNECTION WITH PENDING TRANSACTIONS

         This statement is being mailed on or about December 6, 1999 to holders of record on December 2, 1999 (the "Record Date") of shares of common stock, par value $.01 per share (the "Common Stock"), of GT Interactive Software Corp., a Delaware corporation ("GT"). This statement is being furnished in connection with a proposed change in the majority of the board of directors of GT as a result of the pending transaction described below.

THIS STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO PROXIES ARE BEING SOUGHT HEREBY AND STOCKHOLDERS ARE NOT BEING ASKED TO TAKE ANY ACTION IN CONNECTION HEREWITH.

         As of the Record Date, there were (i) 74,644,928 shares of GT's Common Stock outstanding and (ii) 600,000 shares of GT's Series A Convertible Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), outstanding. Each share of Common Stock is entitled to one vote and each share of Series A Preferred Stock is entitled to ten votes.


DESCRIPTION OF TRANSACTION

         On November 15, 1999, Infogrames Entertainment S.A. ("Infogrames"), a societe anonyme organized under the laws of France; California U.S. Holdings, Inc., a California corporation and a wholly-owned subsidiary of Infogrames ("Purchaser"); and GT entered into a Securities Purchase Agreement (the "GT Purchase Agreement") pursuant to which, among other things, GT agreed to issue to Purchaser and Purchaser agreed to purchase from GT: (1) 28,571,429 shares of GT's Common Stock (the "GT Shares"), for an aggregate purchase price of $50.0 million, and (2) a 5% Convertible Subordinated Note due 2004 in the approximate principal amount of $60.5 million and convertible into approximately 32,700,000 shares of GT Common Stock at a conversion price of $1.85 per share, subject to adjustment in certain circumstances (the "GT Note" and together with the GT Shares, the "GT Securities"). The expected total purchase price for the GT Securities is approximately $110.5 million.

         Concurrently with the execution of the GT Purchase Agreement, Purchaser entered into securities purchase and voting agreements (the "Cayre Purchase Agreements"), with each of Joseph Cayre, Kenneth Cayre, Stanley Cayre and Jack
J. Cayre, their children and various associated trusts (collectively, the "Cayre Family") pursuant to which Purchaser agreed to purchase from the Cayre Family
(1) an aggregate of 33,443,743 shares of GT Common Stock for an aggregate purchase price of $25.0 million (approximately $0.74 per share) (the "Cayre Shares"), and (2) 9% Subordinated Notes of GT in the aggregate principal amount of $10.0 million, for a purchase price of $10.0 million plus accrued interest (the "Cayre Notes," and together with the Cayre Shares, the "Cayre Securities"). The expected total purchase price for the Cayre Securities is approximately $35.5 million. The Cayre Family has committed to provide Infogrames with a proxy for approximately 1.3 million shares of Common Stock that will continue to be owned by the Cayre Family upon the closing of the transaction described herein.

         In addition, concurrently with the execution of the GT Purchase Agreement and the Cayre Purchase Agreements, Purchaser entered into a securities purchase and voting agreement (the "GAP Purchase Agreement"), with General Atlantic Partners, LLC and certain of its affiliates (collectively, "GAP") pursuant to which Purchaser agreed to acquire from GAP for nominal consideration warrants to purchase 4,500,000 shares of GT Common Stock at a per share exercise price of $.01. In addition, pursuant to an exchange agreement between GAP and GT, GAP has agreed to exchange its 600,000 shares of GT's Series A Preferred Stock and its $20.0 million in principal amount of 9% Subordinated Notes of GT, due July 29, 2000, for $50.0 million in principal amount of Convertible Subordinated Notes due 2004 to be issued by GT. The Convertible Subordinated Notes are convertible into GT Common Stock at a conversion price of $4.00 per share, subject to adjustment in certain circumstances.

         In connection with the transactions described above, GT's Board of Directors elected Mr. Bruno Bonnell and Mr. Thomas Schmider as directors of GT, effective as of the closing of the transactions contemplated by the GT Purchase Agreement (the "Closing"). In addition, pursuant to the terms of the GT Purchase Agreement, GT agreed that its Board of Directors would, at the request of Infogrames, prior to the Closing elect another director to be designated by Infogrames effective as of the Closing, provided that the designee is reasonably acceptable to GT's Board of Directors. Infogrames has designated Mr. Herve Liagre for election as such director. Pursuant to the GT Purchase Agreement, GT has agreed to procure the resignation of all current directors of GT other than Mr. Thomas A. Heymann and Mr. Steven A. Denning, effective as of the Closing. GT also agreed that, if requested by Infogrames, GT would secure the resignations of or remove, effective as of the Closing, any member of the Board of Directors of any subsidiary of GT. In addition, GT agreed that, if requested by Infogrames, GT would exercise reasonable best efforts to cause Infogrames' designees to be elected to the Boards of Directors of GT's subsidiaries, effective as of the Closing. Certain information regarding Messrs. Bonnell, Schmider and Liagre is set forth below.

         The consummation of the transactions contemplated by the Cayre Purchase Agreements and the GAP Purchase Agreement is contingent upon satisfaction of the closing conditions under the GT Purchase Agreement. The consummation of the transactions contemplated by the GT Purchase Agreement is contingent upon, among other things, the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Infogrames has also agreed that following the closing under the GT Purchase Agreement, it will use its reasonable best efforts to elect directors in compliance with GT's Certificate of Incorporation and rules for inclusion of GT Common Stock on the Nasdaq National Market.

NEW DIRECTORS

         The following table sets forth certain information with respect to each of the persons who is expected to become a director of GT upon consummation of the transactions described above.

                                                              EXPECTED
NAME                                     AGE                  POSITION
----                                     ---                  --------
Bruno Bonnell                             41                  Director
Thomas Schmider                           37                  Director
Herve Liagre                              40                  Director

The business experience of the new directors is as follows:


NAME                        BUSINESS EXPERIENCE AND OTHER
----                        -----------------------------
Bruno Bonnell               Mr. Bruno Bonnell is the founder of Infogrames and has been its Chairman of the Board of
                            Directors, President and Chief Executive Officer of Infogrames since its inception.

Thomas Schmider             Mr. Thomas Schmider has been a Managing Director of Infogrames for over 15 years.

Herve Liagre                Mr. Herve Liagre has served as Mergers and Acquisitions Director for Infogrames since
                            August 1998 and has been actively involved in all major acquisitions and divestitures by
                            Infogrames during such period.  From March 1989 through July 1998, Mr. Liagre was an investment manager with SIPAREX, S.C.A. one of the leading venture capital investment firms in France.

CURRENT BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Current Executive Officers

         Certain information regarding GT's executive officers (as of December 1, 1999) is set forth below.

NAME                                    AGE                              POSITION
----                                    ---                              --------
Thomas A. Heymann                       41          Chairman of the Board of Directors and Chief
                                                    Executive Officer

John T. Baker IV                        39          President and Chief Operating Officer

Harry M. Rubin                          46          President, International Division

Charles F. Bond                         43          President Value Products and Close-Outs Division

Jack J. Cayre                           26          Executive Vice President and Director

Michael A. Ryder                        47          Senior Vice President, Domestic Frontline Division

Frank Herman                            66          Chairman, GT Interactive Software (Europe) Limited

         Thomas A. Heymann has been the Chairman of the Board of Directors and Chief Executive Officer of GT since February 8, 1999. From November 1994 to February 1999, Mr. Heymann was President of The Disney Store, Inc. Prior thereto, Mr. Heymann served as Senior Vice President and General Manager, North America of The Disney Store, Inc.

         John T. Baker IV has been President and Chief Operating Officer of GT since April 26, 1999. From June 1997 to April 1999, Mr. Baker served as Senior Vice President, Corporate Development of Activision, Inc. ("Activision"), a publisher, developer and distributor of interactive entertainment and leisure software. Prior to Activision, Mr. Baker worked in a private equity firm.

         Harry M. Rubin has served as President of the International Division since April 1998. From March 1995 to April 1998, Mr. Rubin served as Executive Vice President and General Manager, International Division and Business Affairs of GT. From June 1994 to August 1995, Mr. Rubin served as Chief Financial Officer of GT.

         Charles F. Bond has been President of the Value Products and Close-Outs Division since the consolidation of the Slash Division with the operations of WizardWorks Group, Inc., a wholly-owned subsidiary of GT ("WizardWorks"). Prior thereto, Mr. Bond served as President of the Slash Division of GT from June 1995, when Slash Corporation was acquired by GT. From May 1991 to June 1995, Mr. Bond was the President of Slash Corporation.

         Jack J. Cayre has been Executive Vice President and a Director of GT since its incorporation. From January 1993 to January 1995, Mr. Cayre was Vice President of Licensing and Product Acquisition. From January 1990 to August 1992, Mr. Cayre was the President of Double J Records, a privately-held record company.

         Michael A. Ryder has been Senior Vice President of the Domestic Frontline Division since October 1997. From 1994 to October 1997, when SingleTrac Entertainment Technologies, Inc. ("SingleTrac") was acquired by GT, Mr. Ryder was the Chairman, Chief Executive Officer and co-founder of SingleTrac.

         Frank Herman has been Chairman of GT Interactive Software (Europe) Limited since May 1995. Mr. Herman was also Managing Director of GT Interactive Software (Europe) Limited from May 1995 to August 1997. From April to October 1995, Mr. Herman was Chairman of Probe Software Ltd., a software development house. From July 1991 to April 1995, Mr. Herman was Deputy Chairman and Managing Director of Sega (Europe) Ltd.

         Each executive officer is elected annually by the Board of Directors of GT and serves at the pleasure of the Board.

Current Directors

         Certain information regarding GT's directors is set forth below. Each director has served continuously with GT since his first election as indicated below. Joseph J. Cayre and Stanley Cayre are brothers and Jack J. Cayre is the son of Joseph J. Cayre.

                                                                DIRECTOR                    TERM
NAME                                     AGE                    POSITION                    SINCE          EXPIRES
----                                     ---                    --------                    -----          -------
CLASS I DIRECTORS
William E. Ford(3)(4)                    38                     Director                    1995            1999
Jordan A. Levy(1)(3)                     43                     Director                    1996            1999

CLASS II DIRECTORS
Jack J. Cayre                            26           Executive Vice President and          1992            2000
                                                                Director
Steven A. Denning (1)(2)                 51                     Director                    1995            2000
Philip J. Riese(4)                       49                     Director                    1998            2000
Alvin N. Teller (1)(2)                   55                     Director                    1996            2000

CLASS III DIRECTORS
Joseph J. Cayre(1)                       57          Chairman Emeritus of the Board         1992            2001
Stanley Cayre(3)(4)                      63                     Director                    1992            2001
Thomas A. Heymann                        41             Chairman of the Board of            1999            2001
                                                     Directors and Chief Executive
                                                                Officer

---------------------------

(1)      Member of the Compensation Committee.

(2) Member of the Executive Stock Option Subcommittee of the Compensation Committee.

(3)      Member of the Audit Committee.

(4)      Member of the Finance Committee.

         At the time of GT's initial public offering in December 1995, Joseph J. Cayre,

Kenneth Cayre, Stanley Cayre, the various trusts for the benefit of their respective children, Jack J. Cayre (collectively, the "Cayre Family Stockholders") and GT entered into a stockholders' agreement, which provides, among other things, that the Cayre Family Stockholders will vote their respective shares of Common Stock to elect as directors of GT (i) two individuals designated by Mr. Joseph J. Cayre, (ii) one individual designated by Mr. Kenneth Cayre and (iii) one individual designated by Mr. Stanley Cayre. Mr. Kenneth Cayre resigned as a director of GT in June 1998 and has not designated any individual to succeed him.

         Steven A. Denning and William E. Ford are the Executive Managing Member and a managing member, respectively, of General Atlantic Partners, LLC. In connection with their acquisition of shares of Common Stock, certain affiliates of General Atlantic Partners, LLC entered into a stockholders' agreement with GT and certain other stockholders, pursuant to which Messrs. Denning and Ford were elected to the Board of Directors in February 1995. This stockholders' agreement automatically expired by its terms upon the effectiveness of GT's initial public offering.

         The name, principal occupation, business experience for at least the past five years and certain other information concerning each director are set forth below.

NAME                            BUSINESS EXPERIENCE
----                            -------------------
Joseph J. Cayre                 Mr. Joseph J. Cayre, a co-founder of GT, is Chairman Emeritus of the Board of
                                Directors and, until April 28, 1998, had been Chairman of the Board of Directors of
                                GT since its incorporation in September 1992.  Mr. Cayre also co-founded GoodTimes
                                Home Video Corp. ("GTHV"), a privately-held publisher and distributor of pre-recorded video tapes, in 1984 and has served as its President since that time.

Thomas A. Heymann               Mr. Heymann has served as Chairman of the Board of Directors and Chief Executive
                                Officer of GT since February 8, 1999.  From November 1994 to February 1999, Mr.
                                Heymann was President of The Disney Store, Inc.  Prior thereto, Mr. Heymann served as Senior Vice President and General Manager, North America of The Disney Store, Inc.

Stanley Cayre                   Mr. Stanley Cayre, a co-founder of GT, has been a Director of GT since its incorporation. Mr. Cayre is the Chairman of the Audit Committee.  Mr. Cayre also co-founded GTHV and has served as its Chairman since that time.

Jack J. Cayre                   Mr. Jack J. Cayre has been Executive Vice President and a Director of GT since its incorporation.  From January 1993 to January 1995, Mr. Cayre was Vice President of
                                Licensing and Product Acquisition.  From January 1990 to August 1992, Mr. Cayre was
                                the President of Double J Records, a privately-held record company.

Steven A. Denning               Mr. Denning has served as a Director of the Company since February 1995. Mr. Denning is currently the Executive Managing Member of General Atlantic Partners, LLC, a
                                private equity firm that invests globally in software, Internet, services and related information technology companies, and has been with General Atlantic (or its predecessor) since 1980.  Mr. Denning is a member of the Boards of Directors of
                                Eclipsys Corporation, a provider of clinical, financial and administrative software solutions to the healthcare industry and several private companies in which General
                                Atlantic Partners, LLC or one of its affiliates is an investor.

William E. Ford                 Mr. Ford has served as a Director of the Company since February 1995. Mr. Ford is a managing member of General Atlantic Partners, LLC, a private equity firm that invests globally in software, Internet, services and related information technology companies, and has been with General Atlantic (or its predecessor) since July 1991.
                                Mr. Ford is also a director of Priceline.com Incorporated, a publicly traded buyer-driven e-commerce company whose "demand collection system" enables consumers to use the Internet to save money on a wide range of products and services, E*Trade
                                Group, Inc., a provider of online investing services for self-directed investors,
                                Tickets.com, a provider of entertainment tickets, event information and related products and services through retail stores, telephone sales centers, interactive voice response systems and the Internet, LHS Group, Inc., a publicly-traded billing solutions software company, Quintiles Transnational Corp., a publicly traded provider of a full range of integrated product development and commercialization services to the global pharmaceutical, biotechnology and medical device industries, and Eclipsys Corporation, a provider of clinical, financial and administrative software solutions to the health care industry, and several private software companies in which General Atlantic Partners, LLC or one of its affiliates is an investor.

Jordan A. Levy                  Mr. Levy has served as a Director of GT since February 1996. Since January 1997, Mr.
                                Levy has served as Vice Chairman of ClientLogic Corporation (formerly doing business as SOFTBANK Services Group) ("ClientLogic"), an international outsourcing services company to the computer industry.  From February 1991 to December 1996, Mr. Levy was
                                Co-Chief Executive Officer and President of ClientLogic.  Mr. Levy is currently
                                Managing Partner of Seed Capital Partners, a ClientLogic affiliate.  He is also a director of Cobalt Networks, Inc., a publicly traded network server appliance company.

Phillip J. Riese                Mr. Riese has served as a Director of GT since January 1998.  Since November 1998,
                                Mr. Riese has served as Chief Executive Officer of OptiMark Technologies, Inc., a
                                privately-held transaction services company relating to securities trading.  Prior thereto, Mr. Riese was President of the Consumer Card Services Group for American
                                Express Travel Related Services Company, Inc., a position to which he was appointed in September 1995.  Since joining American Express in 1980, Mr. Riese has served the organization in various capacities, including as Executive Vice President/General
                                Manager of the Charge Card Group, President of the Cardmember Financial Services
                                Group, and Chairman of the Board and President of American Express Centurion Bank.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

         GT has an Audit Committee, a Compensation Committee and a Finance Committee. During the fiscal year ended March 31, 1999, the Board of Directors held twelve meetings, the Compensation Committee met four times, the Audit Committee met two times, and the Finance Committee met one time. The Audit Committee reviews the adequacy of internal controls, the results and scope of annual audits and other services provided by GT's independent public accountants. During the fiscal year ended March 31, 1999, the Audit Committee was comprised of Stanley Cayre, Jordan A. Levy and William E. Ford.

         The Compensation Committee establishes salaries, bonuses and other forms of compensation for officers of GT. During the fiscal year ended March 31, 1999, the Compensation Committee was comprised of Joseph J. Cayre, Steven A. Denning, Jordan A. Levy and Alvin N. Teller. In January 1998, the Board of Directors also established an Executive Stock Option Subcommittee of the Compensation Committee, comprised of Messrs. Denning and Teller. The Executive Stock Option Subcommittee may, without further approvals by the Board of Directors or the Compensation Committee, consider and grant any stock-based compensation permitted under GT's stock incentive plans, and modify or amend any existing grants, to directors, executive officers and certain other employees of GT. The full Board of Directors, however, retains the authority to make any such grants, modifications or amendments, independent of the Executive Stock Option Subcommittee or the Compensation Committee.

         The Finance Committee reviews, and makes recommendations to the full Board of Directors with respect to, the following matters: (i) the financial position and results of operations of GT, (ii) the capital requirements and financing policies and strategies of GT, (iii) the acquisition or divestiture of major assets, including by merger or consolidation, (iv) the establishment and review of annual budgets of GT, and (v) the domestic and foreign investment policies of GT. During the fiscal year ended March 31, 1999, the Finance Committee was comprised of Stanley Cayre, William E. Ford, Phillip J. Riese and, until February 8, 1999, Ronald W. Chaimowitz.

         GT does not have a nominating committee. The functions customarily performed by a nominating committee are performed by the Board of Directors as a whole. Any stockholder who wishes to make a nomination at an annual or special meeting for the election of directors must do so in compliance with the applicable procedures set forth in GT's By-laws. GT will furnish copies of such By-law provisions upon written request to GT at its principal executive offices, 417 Fifth Avenue, New York, NY 10016, Attention: President.

         During the period in which he served as a director, each director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors plus the total number of all committees of the Board on which he served.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the directors and executive officers of GT and persons who beneficially own more than ten percent of GT's Common Stock (collectively, the "Reporting Persons") to report their ownership of and transactions in GT's Common Stock to the Securities and Exchange Commission (the "Commission"). Copies of these reports are also required to be supplied to GT. GT believes, upon a review of the copies of such reports received by GT and written representations furnished by the Reporting Persons to GT, that during the fiscal year ended March 31, 1999 the Reporting Persons complied with all applicable Section 16(a) reporting requirements.

EXECUTIVE COMPENSATION

         Summary Compensation Table. The following table sets forth compensation earned, whether paid or deferred, by GT's Chief Executive Officer and its other four most highly compensated executive officers during the fiscal year ended March 31, 1999 (collectively, the "Named Executive Officers") for services rendered in all capacities to GT during the twelve months ended December 31, 1996 and 1997, and the fiscal years ended March 31, 1998 and 1999.

                                                                           Long-Term Compensation
                                                                                   Awards
                                                                         --------------------------
                                                         ANNUAL
                                                      COMPENSATION
                                                  ---------------------
                                                                         Restricted    Securities         All Other
                                                   Salary      Bonus       Stock       Underlying       Compensation
Name and Principal Position             Year         ($)        ($)      Awards ($)    Options (#)           ($)
---------------------------------------------------------------------------------------------------------------------
Thomas A. Heymann                    3/31/99       70,615   250,000          --       3,000,000                --
    Chairman of the Board and Chief
    Executive Officer(1)

Ronald W. Chaimowitz                 3/31/99      541,500        --          --              --         1,404,800 (3)
    Chairman of the Board            3/31/98(4)   425,962   251,988 (5)      --       1,000,000 (6)         4,750 (7)
    and chief Executive Officer         1997      414,615   251,988 (8)      --         500,000             4,750 (7)
    until February 8, 1999(2)           1996      365,000        -- (9)      --         250,000 (9)         1,500 (7)

David I. Chemerow                    3/31/99      350,769        --          --         100,000             4,800 (7)
    President and Chief              3/31/98(4)   256,145    94,583 (5)      --         350,000(11)
    Operating Officer                   1997      186,923    94,583 (8)      --         350,000(11)
    until April 26, 1999(10)            1996           --        --          --              --


Harry M. Rubin                       3/31/99      381,769        --          --              --                --
    President, International         3/31/98(4)   300,000   151,800 (5)      --         250,000                --
    Division                            1997      299,808   151,800 (8)      --         150,000                --
                                        1996      275,000    80,000 (8)      --              --                --


Charles F. Bond                      3/31/99      354,231   631,250(12)      --          200,000            4,800 (7)
    President, Value Products        3/31/98(4)   308,078   825,000 (5)      --               --            4,750 (7)
    and Close-Outs Division             1997      300,001   743,750(13)      --           50,000            4,750 (7)
                                        1996      300,001   500,000(13)      --               --               --


Andrew Gregor                        3/31/99      277,475        --          --               --            4,800 (7)
    Chief Financial Officer and      3/31/98(4)   265,000   107,272 (5)      --           70,000(14)        4,750 (7)
    Senior Vice President,              1997      265,000   107,272 (8)      --          100,000            4,750 (7)
    Finance and Administration          1996      245,962    40,015 (8)      --                                --
    until May 18, 1999

---------------------------

(1) Mr. Heymann has served as Chairman of the Board and Chief Executive Officer of GT since February 8, 1999. Because Mr. Heymann was unaffiliated with GT prior to such time, compensation information with respect to him is presented only with respect to the fiscal year ended March 31, 1999.

(2) Mr. Chaimowitz left the employ of GT on March 31, 1999. From February 8, 1999 to March 31, 1999, Mr. Chaimowitz served as Chairman of the Board and Chief Executive Officer of GT's subsidiary, One Zero Media, Inc. From April 1998 until February 8, 1999, Mr. Chaimowitz served as Chairman of the Board and Chief Executive Officer of GT. From February 1995 to April 1998, Mr. Chaimowitz served as President and Chief Executive Officer of GT. From January 1994 to January 1995, Mr. Chaimowitz served as Executive Vice President and General Manager of GT.

(3) Includes (i) $1,400,000 as payment in lieu of certain severance payment obligations under Mr. Chaimowitz's employment agreement and (ii) $4,800 as Company contribution, on behalf of the Mr. Chaimowitz, to GT's 401(k) Profit Sharing Plan.

(4) Represents the twelve months ended March 31, 1998. Effective January 1, 1998, GT changed its fiscal year end from December 31 to March 31. Because of the nine month overlap with the prior fiscal year ended December 31, 1997, certain information disclosed for the twelve months ended March 31, 1998 also includes information disclosed for 1997.

(5)      Includes bonus earned during the fiscal year ended December 31, 1997.

(6) Includes options to purchase 500,000 shares of Common Stock granted to Mr. Chaimowitz in May 1997 and options to purchase 500,000 shares of Common Stock granted to Mr. Chaimowitz in February 1998.

(7) Represents Company contributions, on behalf of the Named Executive Officers, to GT's 401(k) Profit Sharing Plan.

(8) This bonus was earned in the year indicated, but paid in the immediately subsequent year.

(9) In lieu of cash bonus for 1996, in February 1997, Mr. Chaimowitz received options to purchase 250,000 shares of Common Stock at an exercise price of $14.00 per share. The closing sale price of GT's Common Stock as reported on the Nasdaq National Market on the date of the grant was $8.125 per share. Such options become exercisable in four equal annual installments commencing on February 7, 1998.

(10) Mr. Chemerow joined GT in May 1997 and accordingly, the information contained herein for the year ended December 31, 1997 reflects a partial year. Mr. Chemerow served as a consultant to GT from May 1999 to September 1999. From May 1998 to April 26, 1999, Mr. Chemerow served as President and Chief Operating Officer of GT. From May 1997 to April 1998, Mr. Chemerow served as Executive Vice President and Chief Operating Officer of GT.

(11) Represents options to purchase 350,000 shares of Common Stock granted to Mr. Chemerow in May 1997.

(12) Includes annual bonuses payable under the new employment agreement, which GT and Mr. Bond entered into on July 1, 1998, and the original employment agreement, which GT and Mr. Bond entered into in connection with the acquisition of Slash Corporation ("Slash"). See "Employment Agreements." These bonuses were earned in the year indicated, but a portion thereof was paid in the immediately subsequent year.

(13) Includes an annual bonus payable under the original employment agreement, which GT and Mr. Bond entered into in connection with the acquisition of Slash. See "Employment Agreements." This bonus was earned in the year indicated, but paid in the immediately subsequent year.

(14) Includes options to purchase 30,000 shares of Common Stock granted to Mr. Gregor in May 1997 and options to purchase 40,000 shares of Common Stock granted to Mr. Gregor in December 1997.

         Option Grants Table. Shown below is information regarding grants of stock options under GT's stock incentive plans to the Named Executive Officers during the fiscal year ended March 31, 1999.

                        OPTION GRANTS IN LAST FISCAL YEAR



                                 INDIVIDUAL GRANTS
     -------------------------------------------------------------------------
                                                                                       POTENTIAL REALIZABLE VALUE AT
                                       PERCENTAGE OF                                   ASSUMED ANNUAL RATES OF STOCK
                                       TOTAL OPTIONS                                   PRICE APPRECIATION FOR OPTION
                         NUMBER OF       GRANTED TO                                              TERMS (2)
                        SECURITIES      EMPLOYEE IN                                    ------------------------------
                        UNDERLYING      FISCAL YEAR      EXERCISE
                          OPTIONS           (1)         PRICE PER      EXPIRATION
                          GRANTED                         SHARE           DATE         0%         5%          10%
                       ----------------------------------------------------------------------------------------------
Thomas A. Heymann      2,250,000 (3)      39.44%        $ 5.00 (3)      02/08/09       --     $7,075,065  $17,929,603
                         250,000 (3)       4.38%        $10.00 (3)      02/08/09       --             --  $   742,178
                         250,000 (3)       4.38%        $15.00 (3)      02/08/09       --             --           --
                         250,000 (3)       4.38%        $20.00 (3)      02/08/09       --             --           --
David Chemerow           100,000 (4)       1.75%        $ 7.50          04/03/08       --     $  471,671  $ 1,195,306

Charles F. Bond          200,000 (5)       3.51%        $ 6.75          08/04/08       --     $  849,007  $ 2,151,552

---------------------------

(1) During the fiscal year ended March 31, 1999, GT granted options for an aggregate of 5,705,132 shares to its employees.

(2) Represents the product of (1) difference between (A) the product of the per-share fair market value at the time of grant compounded annually at the assumed rate of appreciation over the term of the option, and (B) the per-share exercise price of the option, and (ii) the number of shares underlying the grant at the fiscal year end.

(3) The option is exercisable in four equal annual installments commencing on February 8, 2000 at the following exercise prices: (i) 2,250,000 at $5.00 per share (the fair market value of the Common Stock on the date of grant), (ii) 250,000 at $10.00 per share, (iii) $250,000 at $15.00 per share, and (iv)
250,000 at $20.00 per share.

(4) The option is exercisable in four equal annual installments commencing on April 3, 1999. Mr. Chemerow left the employ of GT on September 3, 1999.

(5) The option is exercisable in three equal annual installments commencing on June 29, 1999.

         Aggregated Option Exercises and Fiscal Year-End Option Value Table. Shown below is information relating to the exercise of stock options during the fiscal year ended March 31, 1999 for each of GT's Named Executive Officers and the year-end value of unexercised options held by the Named Executive Officers.

                                                         Number of Securities Underlying        Value of Unexercised
                               Shares                     Unexercised Options at Fiscal       In-The-Money Options at
                             Acquired on     Value                   Year-End                   Fiscal Year-End (1)
Name                          Exercise      Realized       (Exercisable/Unexercisable)      (Exercisable/Unexercisable)
----                          --------      --------       ---------------------------      ---------------------------
Thomas A. Heymann                --            --                    0/3,000,000                             --
Ronald W. Chaimowitz             --            --                    2,155,000/0                    $275,438/$0

Harry M. Rubin                   --            --                295,428/282,300                     $87,887/$0
David I. Chemerow                --            --                 87,500/362,500                             --
Andrew Gregor                    --            --                 160,000/84,000                             --
Charles F. Bond                  --            --                 29,500/226,500                             --

(1) Market value of underlying shares of Common Stock, based on the average of the high and low sales price ($4.594), on March 31, 1999, minus the aggregate exercise price.

COMPENSATION OF DIRECTORS

         Each non-employee director of GT is paid an annual retainer of $15,000 and a fee of $1,000 for each meeting of the Board of Directors or any committee thereof he attends.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         During the fiscal year ended March 31, 1999, GT's Compensation Committee consisted of Joseph J. Cayre, Steven A. Denning, Jordan A. Levy and Alvin N. Teller. For certain transactions involving GT and the members of the Compensation Committee or entities affiliated with such individuals, see "Certain Relationships and Related Transactions."

EMPLOYMENT AGREEMENTS

         GT entered into an employment agreement with Ronald W. Chaimowitz, pursuant to which he would serve as President-Chief Executive Officer and/or Chairman of the Board of Directors of GT, in each case as determined in the sole discretion of GT's Board of Directors, for a five-year term ending on April 27, 2003. On April 28, 1998, Mr. Chaimowitz was appointed Chairman of the Board of Directors and Chief Executive Officer of GT. The agreement provided that Mr. Chaimowitz's annual salary would be $550,000. Such base salary would be increased at the sole discretion of the Board of Directors, provided, however, that if GT's net sales exceed $1 billion for any fiscal year ending during the term of his employment, Mr. Chaimowitz's base salary would be increased to an annual rate of $600,000. In addition, Mr. Chaimowitz would be eligible to receive bonuses and stock option grants at the discretion of the Board of Directors, provided that Mr. Chaimowitz would participate in GT's senior executive bonus plan with a target bonus of 60% of his base salary. Mr. Chaimowitz would be entitled to participate in GT's employee benefit plans generally available to GT's senior executives. In addition, Mr. Chaimowitz agreed not to engage in any competitive business until the later of April 27, 2003 or, if his employment with GT were terminated for disability, or other than for cause, or he were to resign for Good Reason (as defined in the agreement), then for so long as GT continues to pay him severance payments pursuant to the agreement. If Mr. Chaimowitz's employment were not terminated prior to a Change of Control (as defined below), then his obligation not to engage in any competitive business would be limited to a period equal to the greater of (i) one year from the date of such Change of Control or (ii) the period during which he remains employed by GT or its successor and parent company, if any. In addition, if, following a Change of Control, there would occur Good Reason (as defined in the agreement), Mr. Chaimowitz was not the President-Chief Executive Officer and/or Chairman of the Board of Directors of GT or its successor and parent company, or if Mr. Chaimowitz's employment were terminated other than for cause, then Mr. Chaimowitz could, within 90 days of any such event, terminate his employment with GT or its successor and parent company and in such case he would receive severance payments otherwise payable under the agreement with the same effect as if he were terminated without cause or resigned with Good Reason. Upon the happening of a Change of Control, or if Mr. Chaimowitz were terminated without cause, or for disability, or he were to resign for Good Reason, or upon his death, all options then held by Mr. Chaimowitz would immediately vest and become exercisable. For purposes of the agreement, the term Change of Control means any of the following: (a) any person, as that term is used in Sections 13(d) and 14(d) of the Exchange Act (other than GT, fiduciaries or trustees under GT's employee benefit plan, members of the Cayre family, General Atlantic Partners, LLC, entities controlled or managed by General Atlantic Partners, LLC, or any entity more than 50% owned beneficially by any of the aforementioned), becomes the beneficial owner, directly or indirectly, of 50% or more of the voting power of GT's then outstanding securities; (b) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of GT (and any new director approved by such persons), cease for any reason to constitute at least a majority of the Board of Directors; (c) the approval by GT's stockholders of certain mergers or consolidations of GT with any other entity; or (d) the approval by GT's stockholders of a plan of complete liquidation of GT or an agreement for the sale or distribution of all or substantially all of GT's assets.

         On March 31, 1999, Mr. Chaimowitz left the employ of GT. GT paid Mr. Chaimowitz an amount of $1.4 million on that date in lieu of certain severance payment obligations under his existing employment agreement. Mr. Chaimowitz is entitled to receive additional severance payments in lieu of (and in the same amount as) his salary over the remainder of the term of such employment agreement.

         GT has entered into an employment agreement with Thomas A. Heymann, pursuant to which he will serve as Chairman of the Board of Directors and Chief Executive Officer of GT for a four-year term commencing on February 8, 1999. The agreement provides that Mr. Heymann's annual salary is $612,000. Such base salary will be increased annually by no less than 5%, and may be increased further at the sole discretion of the Board of Directors. In addition, Mr. Heymann is eligible to receive bonuses and stock option grants at the sole discretion of the Board of Directors or the applicable committee thereof, provided that Mr. Heymann will participate in GT's senior executive bonus plan with a target bonus equal to 60% of his base salary and that for the fiscal year ending March 31, 2000, Mr. Heymann will receive a minimum guaranteed bonus of no less than $150,000. Mr. Heymann was granted options to purchase 3,000,000 shares of Common Stock and was paid a one time commencement bonus of $250,000. Mr. Heymann is entitled to participate in the employee benefit plans generally available to GT's senior executives. With certain exceptions, Mr. Heymann has agreed not to engage in any competitive business for the term of his agreement. If his employment with GT is terminated other than for cause, death, retirement, voluntary resignation or disability, or if he resigns for Good Reason (as defined in the agreement), then GT will continue to pay him severance payments pursuant to the agreement. If, following a Change of Control (as defined above), Mr. Heymann resigns for Good Reason, or he is no longer Chairman of the Board of Directors and Chief Executive Officer of GT, its successor or its parent, if any, or Mr. Heymann's employment by GT, its successor or parent company, if any, is terminated for any reason other than cause, then, at any time within 90 days of such event, Mr. Heymann may terminate his employment with GT, its successor or parent company, if any, and in such case he would receive severance payments otherwise payable to him under the agreement, as if he were terminated without cause or he resigned for Good Reason. Upon the happening of a Change of Control, or if Mr. Heymann's employment with GT is terminated by GT for any reason other than for cause, or if Mr. Heymann voluntarily resigns for Good Reason, then all options previously granted to him will immediately vest and become exercisable.

         On October 19, 1999, GT and Mr. Heymann amended his employment agreement in light of GT's announcement in June 1999 that it was seeking a recapitalization, sale or merger. The amendment provided that upon the "Sale" (as defined in the amendment) of GT to an unrelated third party (defined in the amendment generally to mean persons who are not affiliated with any member of the GT's Board of Directors), Mr. Heymann would receive, at the closing of the Sale, a Sale Bonus equal to the greater of $2,500,000 or 3% of the amount by which the proceeds from such Sale (excluding debt assumed by an acquirer or debt on GT's balance sheet) exceeds $3.00 per share of GT Common Stock (including shares of Common Stock issuable upon conversion of GT's Series A Preferred Stock). The proposed transaction with Infogrames described herein is not a "Sale" within the meaning of the amendment. Should GT terminate Mr. Heymann's employment without cause or if he resigns for good reason prior to June 30, 2000 and a "Sale" of GT is consummated on or before that date, Mr. Heymann would be entitled to receive the Sale Bonus described above. If receipt of a Sale Bonus results in excise tax under Section 280(G)(b)(2) of the Internal Revenue Code, GT agreed to reimburse Mr. Heymann for such taxes in certain circumstances and in certain amounts. Under the amendment, if GT were to liquidate following sales to various third parties of individual divisions or subsidiaries, Mr. Heymann's employment would be deemed to have terminated for Good Reason, and he would be entitled to severance payments referred to above in a lump sum rather than payable over the term of the agreement. The amendment also provided that in the event Mr. Heymann receives a Sale Bonus, he would forfeit all options granted to him upon commencement of his employment on February 8, 1999.

         GT has entered into an employment agreement with Harry M. Rubin, pursuant to which he serves as Executive Vice President and General Manager -- International Division and Business Affairs for a three-year term ending on December 31, 2001. On April 28, 1998, Mr. Rubin was appointed President of the International Division. The agreement provides that Mr. Rubin's annual salary is $360,000 for the year ending December 31, 1998, subject to annual review during the term of Mr. Rubin's agreement in increases of not less than 5% per year, but otherwise in GT's discretion. In addition, Mr. Rubin is eligible to receive bonuses and stock option grants at the discretion of the Board of Directors, provided that Mr. Rubin will participate in GT's senior executive bonus plan with a target bonus of 50% of his base salary. Mr. Rubin is entitled to participate in GT's employee benefit plans generally available to GT's senior executives. In addition, Mr. Rubin has agreed not to engage in any competitive business until the later of December 31, 2001 or, if his employment with GT is terminated for disability, or other than for cause, or he resigns for Good Reason (as defined in the agreement), then for so long as GT continues to pay him severance payments pursuant to the agreement. If Mr. Rubin's employment is not terminated prior to a Change of Control (as defined above), then his obligation not to engage in any competitive business is limited to a period equal to the greater of (i) two years from the date of such Change of Control or
(ii) the period during which he remains employed by GT or its successor and parent company, if any. In addition, if, following a Change of Control, there occurs Good Reason (as defined in the agreement), Mr. Rubin is not an Executive Vice President of GT, its successor or parent company, or if Mr. Rubin's employment is terminated other than for cause, then Mr. Rubin may, within 90 days of any such event, terminate his employment with GT or its successor and parent company and in such case he will receive severance payments otherwise payable under the employment agreement with the same effect as if he were terminated without cause or resigned with Good Reason. Upon the happening of a Change of Control, or if Mr. Rubin is terminated without cause, or for disability, or he resigns for Good Reason or upon his death, all options then held by Mr. Rubin will immediately vest and become exercisable.

         GT has entered into an amended employment agreement with David I. Chemerow, pursuant to which he would serve as President and Chief Operating Officer of GT for a three-year term ending on May 14, 2000. The agreement provided that Mr. Chemerow's annual salary would be $360,000, that his base salary would be subject to discretionary increase by GT's Board of Directors and that Mr. Chemerow would be eligible to receive annual bonuses not to exceed an amount equal to 50% of his base salary in effect at such time, in such amounts as determined by GT's Chief Executive Officer and the Board of Directors. Mr. Chemerow would be entitled to participate in GT's employee benefit plans generally available to GT's senior executives. In addition, Mr. Chemerow agreed not to engage in any competitive business until the later of May 14, 2000 or, if his employment with GT were terminated for disability or other than for cause, then for so long as GT continued to pay him severance payments pursuant to the agreement. If Mr. Chemerow's employment were not terminated prior to a Change of Control (as defined above), then his obligation not to engage in any competitive business would be limited to a period equal to the greater of (i) two years from the date of such Change of Control or (ii) the period during which he remained employed by GT or its successor and parent company, if any. If, following a Change of Control, (i) Mr. Chemerow's employment were terminated other than for cause (including a deemed termination as defined in the agreement) or (ii) Mr. Chemerow were required to relocate as described in the agreement, then at any time within 90 days of any such event, Mr. Chemerow would be able to terminate his employment with GT or its successor and parent company and in such case he would receive severance payments otherwise payable under the agreement with the same effect as if he were terminated without cause. Upon the happening of a Change of Control, or if Mr. Chemerow's employment were terminated without cause, all options then held by Mr.

Chemerow would immediately vest and become exercisable. On May 5, 1999, GT amended the employment agreement, pursuant to which GT and Mr. Chemerow acknowledged that as a result of Mr. Baker's appointment as President and Chief Operating Officer of GT in April 1999, Mr. Chemerow would be entitled to severance benefits and rights upon a Change of Control set forth above, and Mr. Chemerow agreed to remain as a consultant of the Company until September 3, 1999. Mr. Chemerow left the employ of GT on such date.

         GT has entered into a severance pay agreement with Andrew Gregor. The agreement terminates on the earlier of (i) the date GT terminates his employment by written notice for any reason, (ii) the date he voluntarily resigns from his employment, or (iii) the date the agreement is superseded by any other written agreement between GT and Mr. Gregor. Upon the termination of his employment with GT, Mr. Gregor will receive severance payments payable under the agreement. The agreement was amended in October 1998 to provide that in the event of a change of control, GT will terminate his employment and he will receive severance payments otherwise payable under the agreement with the same effect as if he were terminated for any reason other than for Cause (as defined in the agreement) or for Disability (as defined in the agreement). The amendment further provides that GT will, on the earlier of (i) March 31, 1999 or (ii) the date the change of control becomes effective, waive all payments of principal and interest which are or will be due under Mr. Gregor's Amended and Restated Promissory Note date March 13, 1998 in the principal amount of $250,000. In March 1999, GT further amended the severance pay agreement to, among other things, (i) extend his severance period (with benefits) to 18 months from the date of termination and (ii) extend the expiration date of his option agreement to the later of March 3, 2002 and the first anniversary of the date of termination. On August 5, 1999, Mr. Gregor agreed to cease his employment with GT as of September 3, 1999 and received severance benefits set forth above.

         GT has entered into an employment agreement with Charles F. Bond for a two-year term ending on June 30, 2000. The agreement also establishes a base salary of $375,000 per annum through June 30, 1999 and $400,000 per annum thereafter for the term of employment and provides that Mr. Bond will receive an annual bonus of $375,000 for the period ending June 30, 1999 and $400,000 for the period ending June 30, 2000. In addition, upon execution of his current employment agreement in August 1998, Mr. Bond was granted options to purchase 200,000 shares of Common Stock and was paid a one-time signing bonus of $100,000. Mr. Bond is entitled to participate in GT's employee benefit plans generally available to GT's senior executives. In addition, in connection with the purchase of Slash by GT, as of June 23, 1995, GT entered into a Non-Competition Agreement with Mr. Bond, pursuant to which he has agreed not to be involved in any competing business in the United States until the earlier of one year following termination without cause or June 23, 2000.

         Each of the employment agreements prohibits disclosure of proprietary and confidential information regarding GT and its business to anyone outside GT both during and subsequent to employment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information, as of December 1, 1999, concerning the Common Stock of GT beneficially owned (i) by each director and each Named Executive Officer of GT, (ii) by all directors and executive officers of GT as a group, and (iii) by each stockholder known by GT to be the beneficial owner of more than 5% of the outstanding Common Stock. Unless otherwise indicated in the footnotes to the table, the beneficial owners named have, to the knowledge of GT, sole voting and dispositive power with respect to the shares beneficially owned, subject to community property laws where applicable.

         The following table does not give effect to the transactions discussed above in "Description of Transaction." Upon consummation of such transactions, Purchaser will own 99,265,172 shares of GT Common Stock. This number will include 28,571,429 shares of GT Common Stock which Purchaser has the right to acquire pursuant to the GT Purchase Agreement, 33,443,743 shares of GT Common Stock which Purchaser has the right to acquire pursuant to the Cayre Purchase Agreements, 4,500,000 shares issuable upon exercise of warrants to purchase GT Common Stock which purchaser will acquire pursuant to the GAP Purchase Agreement, 50,000 shares of GT Common Stock which Purchaser has the right to acquire pursuant to a warrant issued in connection with the transactions described above in "Description of Transactions" and approximately 32,700,000 shares of GT Common Stock which Purchaser will have the right to acquire pursuant to the GT Note. This last number is an approximate number as the principal amount of the GT Note varies depending upon the closing date of the transactions. Infogrames may be deemed to beneficially own all of the shares held by Purchaser because Purchaser is a wholly-owned subsidiary of Infogrames. Mr. Bonnell may be deemed to beneficially own all of the shares held by Purchaser because he is the President and Chief Executive Officer of Purchaser. Mr. Schmider may be deemed to beneficially own all of the shares held by Purchaser because he is a director of Purchaser. Mr. Liagre may be deemed to beneficially own all of the shares held by Purchaser because he is a director of Purchaser. Each of Mr. Bonnell, Mr. Schmider and Mr. Liagre disclaims beneficial ownership of such shares.

                                                                                          Shares Beneficially
                                                                                                Owned+
Name                                                                                   Shares            Percent
----                                                                                   ------            -------
Joseph J. Cayre (1) ...........................................................       13,908,388          18.6

Jack J. Cayre (2) .............................................................        3,815,585           5.1

Stanley Cayre (3) .............................................................        8,729,265          11.7

Kenneth Cayre (4) .............................................................        8,595,135          11.5

Ronald W. Chaimowitz (5) ......................................................        2,874,834           3.7

General Atlantic Partners, LLC (6) ............................................       18,761,858          22.0

3 Pickwick Plaza, Greenwich, CT 06830
Steven A. Denning (7) .........................................................       18,761,858          22.0

William E. Ford (8) ...........................................................       18,761,858          22.0

Jordan A. Levy (9) ............................................................           96,000             *

Harry M. Rubin (10) ...........................................................          315,228             *

Alvin N. Teller (11) ..........................................................           61,250             *

Phillip J. Riese (12) .........................................................           28,000             *

Various trusts for the benefit of the children of Joseph J. Cayre .............                            8.5
    417 Fifth Avenue, New York, NY 10016  .....................................        6,380,000

Various trusts for the benefit of the children of Stanley Cayre ...............        4,720,670           6.3
    417 Fifth Avenue, New York, NY 10016 ......................................

Various trusts for the benefit of the children of Kenneth and Lilian Cayre ....        6,769,689           9.1
    417 Fifth Avenue, New York, NY 10016 ......................................

Charles F. Bond (13) ..........................................................        2,105,796           2.8

Frank Herman (14) .............................................................          157,000             *

Michael A. Ryder (15) .........................................................          193,598             *

All executive officers and directors as a group (13 persons) (16) .............       48,171,968          63.6

---------------------------

+ This table does not include (i) Thomas A. Heymann, Chairman of the Board of Directors and Chief Executive Officer of GT, who joined GT on February 8, 1999;
(ii) John T. Baker IV, President and Chief Operating Officer of GT, who joined GT on April 26, 1999; and (iii) Messrs. David I. Chemerow and Andrew Gregor, both of whom left the employ of GT on September 3, 1999 and each of whom owned less than 1% of GT Common Stock as of December 1, 1999. GT has been informed that neither of Messrs. Heymann or Baker beneficially owned any shares of Common Stock of GT as of December 1, 1999.

*  Less than 1%

(1) Includes 6,380,000 shares in the aggregate held in various trusts for the benefit of Joseph J. Cayre's children, for which trusts his wife serves as trustee. Also includes 1,759,388 shares held by a charitable foundation for which Joseph J. Cayre and his wife serve as trustees. Joseph J. Cayre disclaims beneficial ownership of the shares held by such trusts and such foundation.

(2) Includes 475,085 held by a charitable foundation for which he serves as trustee, and 305,500 shares subject to options exercisable within 60 days. Jack
J. Cayre disclaims beneficial ownership of the shares held by such foundation.

(3) Includes 4,720,670 shares in the aggregate held in various trusts for the benefit of Stanley Cayre's children, for which trusts his wife serves as trustee. Also includes 633,000 shares held by a charitable foundation for which Stanley Cayre and his wife serve as trustees. Stanley Cayre disclaims beneficial ownership of the shares held by such trusts and such foundation.

(4) Includes 6,769,689 shares in the aggregate held in various trusts for the benefit of Kenneth and Lillian Cayre's children, for which trusts Lillian Cayre serves as trustee. Also includes 500,000 shares held by a charitable foundation for which Kenneth Cayre and Lillian Cayre serve as trustees. Kenneth Cayre disclaims beneficial ownership of the shares held by such trusts and such foundation.

(5) Includes 84,380 shares held in a trust for the benefit of Mr. Chaimowitz's daughter, for which trust Mr. Chaimowitz's wife serves as trustee. Mr. Chaimowitz disclaims beneficial ownership of such shares. Also includes 2,155,000 shares subject to options exercisable within 60 days.

(6) Includes (i) 4,184,545 shares held by General Atlantic Partners 16, L.P. ("GAP 16"), 2,092,273 shares held by General Atlantic Partners 19, L.P. ("GAP 19"), 647,707 shares held by GAP Coinvestment Partners, L.P. ("GAP Coinvestment") and 504,000 shares held by General Atlantic Partners II, L.P. ("GAP II"), (ii) 4,897,440 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by General Atlantic Partners 54, L.P. ("GAP 54") and 1,102,560 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by GAP Coinvestment Partners II, L.P. ("GAP Coinvestment II"), (iii) warrants held by GAP 54 exercisable for 3,673,080 shares of Common Stock and warrants held by GAP Coinvestment II exercisable for 826,920 shares of Common Stock, and (iv) options held by GAP 54 to purchase 680,200 shares of Common Stock held by Joseph J. Cayre, Kenneth Cayre and Stanley Cayre and options held by GAP Coinvestment II to purchase 153,133 shares of Common Stock held by Joseph J. Cayre, Kenneth Cayre and Stanley Cayre. The general partner of GAP 16, GAP 19, GAP II and GAP 54 is General Atlantic Partners, LLC, a Delaware limited liability company. The managing members of General Atlantic Partners, LLC are Steven A. Denning, David C. Hodgson, William
O. Grabe, William E. Ford, Peter L. Bloom and Franchon M. Smithson. The same individuals are the general partners of GAP Coinvestment and GAP Coinvestment
II. Messrs. Denning and Ford, directors of the Company, are the Executive Managing Member and a managing member, respectively, of General Atlantic Partners, LLC and general partners of GAP Coinvestment and GAP Coinvestment II. Messrs. Denning and Ford disclaim beneficial ownership of shares owned by GAP 16, GAP 19, GAP 54, GAP Coinvestment, GAP Coinvestment II and GAP II, except to the extent of their respective pecuniary interests therein.

(7)      See Footnote 6.

(8)  See Footnote 6.

(9)  Includes 87,500 shares subject to options exercisable within 60 days.

(10) Represents 315,228 shares subject to options exercisable within 60 days.

(11) Includes 28,750 shares subject to options exercisable within 60 days.

(12) Includes 15,000 shares subject to options exercisable within 60 days.

(13) Includes 50,000 shares held by Mr. Bond's wife (as to which shares he disclaims beneficial ownership), 89,882 shares held in a grantor retained annuity trust, and 97,667 shares subject to options exercisable within 60 days.

(14) Includes 157,000 shares subject to options exercisable within 60 days.

(15) Includes 50,000 shares subject to options exercisable within 60 days. Also includes 21,450 shares which are held in escrow subject to certain indemnification rights of GT.

(16) Does not include Mr. Chaimowitz, who left the employ of GT on March 31, 1999, and Messrs. Chemerow and Gregor, both of whom left the employ of GT on September 3, 1999. Includes an aggregate of 1,056,645 shares subject to options exercisable within 60 days. Also includes 21,450 shares which are held in escrow and subject to certain indemnification rights of GT.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Leases. In May 1995, G.T. Interactive Software (Europe) Limited, GT's European subsidiary, entered into a lease with respect to its principal executive offices with Marylebone 248 Realty LLC ("Marylebone 248"), an entity controlled by Joseph J. Cayre and Jack J. Cayre, an Executive Vice President and a director of GT. This lease was terminated on August 16, 1999. During the fifteen months ended June 30, 1999, and one and one-half months ended August 16, 1999, GT paid approximately $333,000 and $32,000 respectively, in rent to Marylebone 248.

         Transactions with GoodTimes Home Video Corp. ("GTHV"). During the year ended December 31, 1996, GT sold approximately $3,488,000 of software products to GTHV, a majority of whose stock is owned by Joseph J. Cayre, StanleyCayre and Kenneth Cayre, a stockholder and former director of GT. In connection with the sales of such products, GT had a receivable from GTHV for approximately $2,996,000 at December 31, 1997. In February 1998, $2,869,000 of such receivable was paid. The balance due GT remained open as of October 29, 1999.

         GTHV also performs certain assembly and packaging services for GT. During the fifteen months ended June 30, 1999, and the four months ended October 29, 1999, GT charged to operations approximately $1,254,000 and $247,000, respectively, in fees for such services.

         REPS Agreement. In servicing its mass merchant accounts, GT uses field representatives supplied by REPS, a company owned by Joseph J. Cayre, Stanley Cayre








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
and Kenneth Cayre. REPS provides such services to GT as well as to third parties not affiliated with the Cayre family. GT had an agreement with REPS pursuant to which REPS supplied such services, at its cost, which expired on December 31, 1997. Until June 28, 1999, GT operated on a month to month basis under the terms of the expired agreement, and on June 28, 1999 GT entered into a new agreement with REPS effective as of May 1, 1999. During the fifteen months ended June 30, 1999, GT charged to operations approximately $5,186,000 and $932,880, respectively, in fees to REPS.

         Travel Services. GT occasionally hires JT Aviation Corp. ("JTAC"), a company owned by Joseph J. Cayre, and Excel Aire Service, Inc. ("Excel") to provide business travel services for its officers and employees Excel leases its planes from JTAC. Excel is not owned in whole or in part by any member of the Cayre family. JTAC and Excel provide air travel to GT at an hourly rate and on an as needed as available basis. During the fifteen months ended June 30, 1999, and the four months ended October 29, 1999, GT paid approximately $235,000 and $347,000 to JTAC and Excel, respectively. During the four months ended October 29, 1999, the Company made no payments to JTAC and approximately $20,000 to Excel.

         Transactions with ClientLogic. GT has entered into agreements with ClientLogic pursuant to which ClientLogic (i) provides toll-free customer support for some of GT's published products and (ii) takes direct customer orders and provides fulfillment services for GT, in each case on a per service basis. Both agreements provide for automatic renewal on a month to month basis upon expiration unless terminated by either party. Pursuant to their terms, the agreements have been renewed on a month to month basis since the expiration of the agreement providing for customer support service on December 17, 1996 and the expiration of the agreement providing for the fulfillment service on August 2, 1997. During the fifteen months ended June 30, 1999, and the four months ended October 29, 1999, GT paid approximately $252,000 and $1,000, respectively, in fees to ClientLogic. Jordan A. Levy is Vice Chairman of ClientLogic. During the fifteen months ended June 30, 1999, GT paid $10,000 to Jordan A. Levy for consulting services. The Company made no payments to Jordan A. levy for consulting services during the four months ended October 29, 1999.

         Purchases of Computer Equipment. From time to time, GT purchases computer equipment from and sells computer software to RCS Computer Experience, LLC ("RCS"). In June 1998, Rockwell Computer Services, LLC, a company controlled by Joseph J. Cayre, purchased approximately a 70% interest in RCS. During the fifteen months ended June 30, 1999, GT paid approximately $24,000 to RCS and generated approximately $54,000 in net revenues from RCS. The Company made no payment to RCS and generated no revenues from RCS in the four months ended October 29, 1999.

         Leasing Transactions. GT has entered into agreements with an unaffiliated leasing company for computer equipment. This leasing company purchases computer equipment from various vendors including RCS. During the fifteen months ended June 30, 1999, the leasing company paid approximately $231,000 to RCS for equipment leased by GT. No such payments were made for the four months ended October 29, 1999.




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
         GT believes that the terms of the foregoing transactions are no less favorable to GT than could be obtained by GT from unrelated parties on an arm's-length basis.

         Gregor Loan. On August 31, 1996, GT extended a loan to Andrew Gregor in the principal amount of $250,000. Such loan accrued interest at the rate of 6.15% per annum and was amended in March 1998 to extend the maturity date from August 31, 1998 to August 31, 2000. In October 1998, GT amended a severance pay agreement with Mr. Gregor to provide that GT would, on the earlier of (i) March 31, 1999 or (ii) the date the change of control becomes effective, waive all payments of principal and interest which would be due under the loan.

         SingleTrac Loans. GT has extended non-interest bearing loans to three employees of GT who were former stockholders of SingleTrac, including Michael A. Ryder, Senior Vice President of the Domestic Frontline Division of GT. The principal amount of each such loan is $100,000. Such loans become due and payable at the earliest of the sale of their stock of GT, in November 1999 or six months following termination of the borrowers' respective employment with GT. Each of the borrowers has pledged 20,000 shares of GT's Common Stock, as collateral security for the loans.

         Transactions with General Atlantic and the Cayre Family. On February 23, 1999, GAP purchased from GT 600,000 shares of GT's Series A Convertible Preferred Stock (the "Preferred Stock") for an aggregate purchase price of $30.0 million. These shares of Preferred Stock are convertible into 6.0 million shares of GT's common stock at a conversion price of $5.00 per share.

         On June 29, 1999, as a further condition to the agreement by GT's lenders to amend GT's $125 million credit facility (the "Line"), GT received Commitments from General Atlantic and certain members of the Cayre family (together with General Atlantic, the "Junior Debtholders") to loan to GT an aggregate of $30.0 million (the "Junior Debt"). Certain members of the Cayre family and affiliates of General Atlantic own, in the aggregate, a significant percentage of GT's Common Stock. The Junior Debt was made available to GT on July 29, 1999. Of the $30.0 million which the Junior Debtholders are obligated to loan GT, $20.0 million would be funded by General Atlantic and $10.0 million would be funded by the Cayre family. The Junior Debt would be evidenced by promissory notes (the "Notes") from GT to the Junior Debtholders. GT will use the borrowings under the Notes to prepay a portion of the amount borrowed under the New Credit Agreement, which may be reborrowed.

         To induce General Atlantic to enter into the Commitments, GT amended the terms of the Certificate of Designation designating its Series A Convertible Preferred Stock to provide that in the event of a change of control, the holders of the Preferred Stock will receive, before any payment or distribution is made on any other equity securities of GT, an amount equal to the liquidation preference set forth in the Certificate of Designation plus all accrued and unpaid dividends thereon to the date fixed for such change of control. Further, GT issued to General Atlantic warrants (the "Commitment Warrants") to purchase, at an exercise price equal to $0.01 per share, an aggregate of 500,000 shares






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(subject to anti-dilution adjustments) of GT's Common Stock. In addition, the
Company will amend the Registration Rights Agreement, dated February 22, 1999 (the "Registration Rights Agreement"), between the Company and General Atlantic, to extend those registration rights to the shares of Common Stock issuable upon exercise of the Commitment Warrants and any additional warrants issued to General Atlantic, as described below.

         The Cayre family has granted to General Atlantic an option to purchase a total of 1,333,333 shares of Common Stock owned by them. One-third of the Commitment Warrants will be credited against this option. Concurrently with the issuance of the Commitment Warrants, GT will amend the Registration Rights Agreement, dated February 23, 1999, between GT and General Atlantic, to extend those registration rights to the shares of Common Stock issuable upon exercise of the Commitment Warrants and any additional warrants issued to General Atlantic, as described below.

         The Notes will mature on July 30, 2000 (the "Maturity Date") and will bear cumulative interest, compounding quarterly, at the rate of 9% per year until January 1, 2000, on which date the rate will increase to 12% per year. All accrued and unpaid interest will be due and payable in cash on the earlier of
(i) the Maturity Date and (ii) the first business day after the Line has been repaid in full. In the event of a change in control of GT, GT is required to prepay the aggregate unpaid principal amount of the Notes plus all accrued and unpaid interest thereon. After the Line has been repaid in full, GT may prepay the Notes in whole or in part. The Notes, including all unpaid principal of and interest thereunder, are subordinate and junior in right of payment to all amounts owed under the Line. Concurrently with the issuance of the Notes, the Company issued to the Junior Debtholders warrants to purchase, at an exercise price of $0.01 per share, an aggregate of 1,500,000 shares of the Company's Common Stock. On November 1, 1999, the Company issued warrants to purchase, at an exercise price of $0.01 per share, an aggregate of 2,500,000 shares of Common Stock to the Junior Debt Holders. The Cayre family assigned their pro rata share of the warrants to General Atlantic. Under certain circumstances, the Company may be obligated to issue additional warrants to the Junior Debtholders.






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